                       1934 Act Registration No. 1-14700

                            SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2002

                Taiwan Semiconductor Manufacturing Company Ltd.
                (Translation of Registrant's Name Into English)

                            No. 121 Park Avenue III
                         Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F    V                     Form 40-F
               -------                            -------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                                No    V
         -------                           -------


(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:        .)
                                      --------

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           Taiwan Semiconductor Manufacturing Company Limited
                      For the month of October 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of September 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

---------------------------------------------------------------------------------------------------------------
                                Number of shares held
                                  when elected (for
  Title            Name       Directors, Supervisors and                         Number of shares       Changes
                               Executive Officers) or as    Number of shares         held as
                                April 14, 2000 (for 10%      held as August        September 30,
                                     shareholders)              31,2002                2002
---------------------------------------------------------------------------------------------------------------
President         Rick Tsai                                    20,139,738           20,129,738          -10,000
---------------------------------------------------------------------------------------------------------------
Vice President    C. C. Wei                                     4,222,322            4,042,322         -180,000
---------------------------------------------------------------------------------------------------------------
Vice President    Mark Liu                                      8,169,370            8,144,370          -25,000
---------------------------------------------------------------------------------------------------------------
Vice President    Chiam Wu                                        309,646              309,646                0
---------------------------------------------------------------------------------------------------------------

----------
/1./ The Philips Electronics, B.V. appoints 3 directors and 1 supervisor. /2./ The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors,
supervisors, executive officers and 10% shareholders:        None.


3) The acquisition of assets: (Unit:$Thousand)
----------------------------------------------------------------
Description of assets                    Purchase price
----------------------------------------------------------------
Business Equipment                         NT$326,640
----------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand);   None.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 25, 2002          By /s/ Harvey Chang
                                   ----------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer